

Mail Stop 3561

August 22, 2008

Via U.S. Mail

Lanny M. Roof
President, Treasurer, Chief Executive Officer and Certified Public Accountant
Universal Holdings, Inc.
P.O. Box 8851
Rocky Mount, North Carolina 27804

>   **Re: Universal Holdings, Inc.
>   Amendment No. 1 to Form S-1
>   Filed August 15, 2008
>   File No. 333-152571**

Dear Mr. Roof:

We have reviewed your response to the comments in our letter dated August 6, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Prospectus

Outside Front Cover Page

1. We note your response to prior comment 1. When the purchasers purchased restrictive, illiquid shares for $.10 a share, they agreed that they were worth ten cents a share with the restrictions of a non-public security. Now they are registering a liquid, non-restrictive security. Either revise the price or explain why the changed factors do not result in a different price.

Description of Business, page 8

2. We note your response to previous comment 2. Please reconcile your disclosure in Exhibit 10.2 that Universal Products Marketing, Inc. purchased the Turn Key patent and original inventory from Advance Thermo Control, Ltd. with your

disclosure on page 9 that Universal Product Marketing Co. purchased the Turn Key patent and original inventory from Advanced Technical Components, Inc. Also, we have reviewed the letters set forth as Exhibit 10.2. Please revise your disclosure to describe the nature of your agreement with The Nash Group for the patent. Your discussion should highlight the fact that your agreement is limited to a letter from The Nash Group indicating that it sold you "the patent" but does not identify specifically the patent or describe the terms of the sale. In addition, please revise to discuss the risk associated with your rights to the patent in light of the nature of Exhibit 10.2.

* * * * *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal

cc: Gregg E. Jaclin, Esq.
       Anslow & Jaclin, LLP
       Fax: (732) 577-1188